UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Update on the Declaration of Cash Dividends by KB Securities Co., Ltd.

On March 6, 2023, KB Financial Group Inc. (“KB Financial Group”) disclosed that the board of directors of KB Securities Co., Ltd. (“KB Securities”), a wholly-owned subsidiary of KB Financial Group, passed a new resolution on March 6, 2023 (the “New Resolution”) to amend its previous declaration of cash dividends on February 6, 2023 (the “Old Resolution”), as had been disclosed on KB Financial Group’s Form 6-K furnished on February 7, 2023.

The New Resolution declared a cash dividend of KRW 334 per common share (excluding the interim dividend amount of KRW 669 per common share that has already been paid) for a total dividend amount of KRW 100 billion, subject to shareholder approval, amending the cash dividend amount of KRW 669 per common share for a total dividend amount of KRW 200 billion that had previously been declared through the Old Resolution. Other than the amendment to the cash dividend amount, the key details of the declaration of cash dividends under the New Resolution remain the same as under the Old Resolution.

For a comparison of this updated disclosure and the previous disclosure regarding the declaration of cash dividends by KB Securities, please refer to the Form 6-K previously furnished by KB Financial Group on February 7, 2023 under the heading “Declaration of Cash Dividends by KB Securities.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 6, 2023	By: /s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer